UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Canaan Inc. Enters into Securities Purchase Agreement for Series A-1 Preferred Shares Financing and Completes First Tranche Closing

On March 10, 2025, Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”) announced that it had entered into a Securities Purchase Agreement (the “Agreement”) with an institutional investor (the “Buyer”), providing the Company with total gross proceeds of up to US$200 million through a Series A-1 Preferred Shares financing (the “Preferred Shares Financing”). First tranche closing under the Preferred Shares Financing was completed on March 10, 2025, where an initial US$100 million has been received. An additional US$100 million is expected to be received in the near term in connection with the closing of the second tranche, subject to certain terms and conditions. The Company believes its stock price is deeply undervalued and has maintained discipline in its previously announced at-the-market (the “ATM”) fundraising, with an average selling price above US$2. At current stock price levels, the Company views the US$200 million transaction as a strategic alternative that complements the existing ATM program.

The net proceeds from the financing will be used to fund activities necessary to support the Company’s growth, including research and development, expansion of production scale, manufacturing or investing in digital mining sites and equipment for deployment in North America and sales globally, including any acquisition or disposition of assets from or between the Company’s subsidiaries, and other general corporate purposes.

The Agreement contains customary representations, warranties and agreements by the Company and the Buyer, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and certificate of designations of Series A-1 Preferred Shares attached hereto as Exhibits 10.1 and 10.2, each of which is incorporated herein by reference.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
Exhibit 10.1	Form of Securities Purchase Agreement
Exhibit 10.2	Form of Certificate of Designations, Preferences and Rights of Series A-1 Convertible Preferred Shares of Canaan Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K (Reg. No. 001-39127) furnished on November 20, 2024)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
	Name:	Nangeng Zhang
	Title:	Chairman and Chief Executive Officer

Date: March 10, 2025